February 7, 2006

Mr. John Cash, Branch Chief

Ms. Mindy Hooker, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	MFRI, Inc.
Form 10-K for the fiscal year ended January 31, 2005
Form 10-Q for the period ended October 31, 2005

File No. 1-32530

Dear Mr. Cash and Ms. Hooker:

Following are our responses to your letter of January 24, 2006. Our response follows the organization of your letter. We have used terms that were defined in the Subject filings without re-iterating their definition in this letter.

Liquidity and Capital Resources, page 18.

1.

SEC Comment. Your discussion of cash flows provided by operating activities merely repeats information that a reader can readily obtain from your balance sheets and statements of cash flows. Revise your disclosures to discuss the reasons for significant changes in operating assets and liabilities from period. Refer to SEC Release 33-8350.

Company Response. Ms. Hooker confirmed by telephone that the Comment pertains only to the Company’s discussion of cash flows provided by operating activities for the prior years 2003 and 2002, as the discussion for the current year 2004 does discuss the reasons for significant changes. As Regulation S-K Item 303 only requires discussion of the current year liquidity and capital resources, the Company will in its future filings omit any discussion of prior year cash flows provided by operating activities rather than merely repeating information from the balance sheets and statements of cash flows for those years, and will continue to discuss the reasons for significant changes in the current year.

2.

SEC Comment. Your tabular disclosure of contractual obligations on page 19 does not include all of your future obligations. To increase the transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. Refer to Item 303(a)(5) of Regulation S-K and Release 33-8182.

Company Response. In its future filings the Company will include scheduled fixed rate interest payments in the table. The Company’s revolving lines of credit, which have been omitted from the table and disclosed in a footnote to the table, bear interest at floating rates of interest. Rather than attempting to estimate those floating interest rates and the levels of debt on which they are charged, the Company will disclose floating rate interest in a footnote to the table using words such as the following: “Interest obligations exclude floating rate interest on debt payable under revolving lines of credit. Based on the amount of such debt at January 31, 2005, and the weighted average interest rates on that debt at that date (5.75%), such interest was being incurred at an annual rate of approximately $692,000.”

3.

SEC Comment. Your disclosure indicates that you are currently classifying your revolving credit agreement as long-term debt. We note that your loan agreement provides that all payments by your customers are deposited in a bank account from which all funds may only be used to pay the debt under the loan agreement. Please explain to us the details of your 2005 refinancing which allow you to classify the balances owed under the revolving credit agreement as long-term based on EITF 95-22.

Company Response. In the Company’s March 28, 2005 loan agreement amendment (the “Amendment”), “material adverse affect” was removed from the list of events of default. After the Amendment , every listed event of default in the loan agreement is objectively determinable or measurable, so that from the date of the Amendment the company’s credit agreement no longer “includes both a subjective acceleration clause and a requirement to maintain a lock-box arrangement” as described in EITF 95-22, so that the provisions of EITF 95-22 no longer pertain to debt outstanding under the loan agreement after the Amendment.

Item 9A – Controls and Procedures, page 24

4.

SEC Comment. We note that your Chief Executive Officer and Chief Financial Officer concluded that as of January 31, 2005, disclosure controls and procedures “were not entirely effective as they relate to inventory for the Company’s subsidiary, Midwesco Filter.” Please revise to address your officer’s conclusions regarding the disclosure controls and procedures of the entire company.

Company Response. The Company could have stated, and in future similar cases will state, ”Based solely on the material weakness described below, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2005, the Company’s disclosure controls and procedures were not effective as of the end of the fiscal period covered by this Annual Report on Form 10-K. Due to this material weakness, the Company, in preparing its consolidated financial statements as of and for the year ended January 31, 2005, performed additional procedures relating to inventory to enable it to conclude that the consolidated financial statements were stated fairly in all material respects in accordance with U.S. generally accepted accounting principles.”

Significant Accounting Policies – Revenue Recognition, page 32

5.

SEC Comment. We note that all subsidiaries of the Company, other than Perma-Pipe, recognize revenues at the date of shipment. We also note that your filtration products business provides certain services. Please demonstrate to us and revise future filings to further clarify, your compliance with SAB 101 and 104.

Company Response. The Company will resequence and revise its Revenue Recognition policies as follows in future filings: (a) the general policies will appear before, rather than after, the “Percentage of Completion Revenue Recognition” disclosure; (b) revenue recognition will read substantially as follows: “Revenue Recognition: The Company recognizes revenues when all the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the seller’s price to the buyer is fixed or determinable, and (iii) collectibility is reasonably assured. All subsidiaries of the Company except Perma-Pipe recognize revenues when product has been shipped (for FOB shipping point orders) or delivered (for FOB destination sales) or when services have been rendered” and (c) the Perma-Pipe Percentage of Completion Revenue Recognition policy will then be included as in the current Form10-K disclosure.

Note 11 – Business Segment and Geographical Information, page 44

6.

SEC Comment. We note your three reportable segments: filtration products, piping systems and industrial process cooling equipment. It appears to us that you have aggregated various business units into these reportable segments. Demonstrate to us that the operating segments you aggregate meet all of the aggregation criteria in paragraph 17 of SFAS 131, including similar economic characteristics. In addition, revise future filings to provide product-line disclosures as required by paragraph 37 of SFAS 131, or tell us why they are not required. Please provide a reconciliation of your reportable segments’ income from operations to income before income taxes, extraordinary items, discontinued operations and the cumulative effect of changes in accounting principles as required by paragraph 32b of SFAS 131.

Company Response: Through a succession of acquisitions the Company and its predecessors have maintained its basic business organization as three segments as described below, for purposes of management, internal reporting, and public reporting. Each of the Company’s three reportable segments has a segment manager who is directly accountable to and maintains regular contact with the Company’s chief operating decision maker, a function which is performed by the Company’s Chief Executive Officer and the Company’s Chief Operating Officer. Each of those three segment managers also is a member of the Company’s Management Committee, which meets quarterly with the Company’s Board of Directors. No subordinate of the three segment managers is directly accountable to or maintains regular contact with the chief operating decision maker, nor is any such subordinate a member of the Management Committee. Following are separate discussions for each of the Company’s three reportable segments in light of the aggregation criteria in paragraph 17 of SFAS 131.

Filtration Products segment

The principal similar economic characteristics affecting this entire segment are substantial dependence upon governmental regulation of air pollution, and the impact of the business cycle on sales for both original equipment and replacement purposes.

Nature of products and services: The Filtration Products segment manufactures and sells filter elements for dry filtration, together with filter-related products and accessories used during installation, operation and maintenance of the collectors and baghouses that utilize the Company’s filter elements. All of the filter-related parts and accessories sold, and all of the services provided, are related to sale of the Company’s filter elements.

Production processes of all the filter elements involve measuring, marking, and cutting the filtration media, and then assembling the media with necessary support hardware and components.

Type or class of customers: all customers of this segment utilize the Company’s filter elements in stationary applications to remove dry particles from air.

Methods used to distribute: sale and distribution of all the company’s filtration products are accomplished by a combination of direct sales contact, independent representatives, and telemarketers.

The regulatory environment: this segment is substantially dependent upon governmental regulation of air pollution at the federal and state levels.

Piping Systems segment

The principal similar economic characteristics affecting this entire segment are seasonality due to warm and cold weather in the northern hemisphere, and the impact of the construction economic cycle.

Nature of products and services: The Piping Systems segment engineers, designs, manufactures and sells specialty piping systems, as well as leak detection and location systems which are generally, though not always, sold as a part of a piping system. Substantially all of the Company’s piping systems are insulated.

The production process for Piping Systems manufacture generally involves some combination of computer controlled metal cutting, pipe cutting, pipe bending, pipe coating, insulation foam application, and welding.

Customers of the Piping Systems segment generally use the Company’s products to transport liquids from one location to another.

Methods used to distribute: sales and distribution of all Piping Systems products are either direct or through independent representatives.

The regulatory environment: this segment’s products are affected by clean water and similar federal and state regulations, except where used for transport of water.

Industrial Process Cooling Equipment segment

The principal similar economic characteristics affecting this entire segment are the impacts of general economic conditions and the industrial business cycle on its sales.

Nature of products and services: the Industrial Process Cooling Equipment segment engineers, designs, manufactures and sells thermostatically controlled coolers for industrial purposes.

Production processes of this segment involve assembly of equipment from subassemblies, prefabricated sheet metal, electrical control boxes, and hardware components.

This segment’s customers all use the Segment’s products to optimize manufacturing productivity by quickly removing heat from manufacturing processes. Customers include thermoplastics manufacturers, commercial printers, and several other types of manufacturers.

Methods used to distribute: the Company’s Industrial Process Cooling Equipment products are generally sold through independent representatives and original equipment manufacturers.

Regulatory environment: government regulation is generally not a significant issue in this segment.

The Company believes that its segment disclosure also satisfies the product-line disclosure requirement of paragraph 37 of SFAS 131. Within each of the three segments, all of the primary products share the important characteristics listed in each segment’s discussion above. Following are comments regarding other-than-primary products of each segment. The Filtration Products filter-related products and accessories are directly tied to sale of filter elements, and total revenues from sale of such items are less than 10% of the Company’s revenues. Filtration Products services are directly tied to sale of filter elements, and revenues from such services total less than 10% of the Company’s revenues. The Piping Systems segment sales of leak detection and location systems are generally but not always tied to sale of a piping system, and total revenues from sale of such items are less than 10% of the Company’s revenues. Industrial Process Cooling Equipment sales of parts are for systems manufactured by it, and total less than 10% of the Company’s revenues. Industrial Process Cooling Equipment revenues from services are to service systems manufactured by it, and total less than 10% of the Company’s revenues.

The Company’s joint venture is a part of its Piping Systems business, and the Company’s interest expense is a Corporate expense. Therefore, the required reconciliation, which will be a part of future filings, is as follows:

Income (loss) before income taxes, extraordinary items and cumulative effect of accounting change:	2004	2003	2002
Filtration Products	$ 3,539	$ 1,145	$ 400
Piping Systems	5,630	2,773	4,378
Industrial Process Cooling Equipment	1,570	738	702
Corporate	(6,995)	(6,888)	(6,616)
Total Income (loss) before income taxes, extraordinary items and cumulative effect of accounting change	$ 3,744	$ (2,232)	$ (1,136)

10-Q for the period ended October 31, 2005

Item 4. Controls and procedures, page 14

7.

SEC Comment. We note that your Chief Executive Officer and Chief Financial Officer concluded that the Company’s “disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in the Company’s periodic SEC filings.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Company Response. Assuming the same facts, the Company will revise its conclusion in future filings to adopt the simpler of the two alternatives, so that it will read as follows: “. . . . . Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. There have been no changes . . . . .”

We acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MFRI, INC.

Michael D. Bennett

Vice President Chief Financial Officer